UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Antero Midstream Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

03676B 102
(CUSIP Number)

c/o Yorktown Partners LLC
410 Park Avenue, 19th Floor
New York, New York 10022
Attention: W. Howard Keenan, Jr.

With a copy to:

Ann Marie Cowdrey
Jesse E. Betts
Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, Texas 75201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown Energy Partners VII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,232,927
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,232,927
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,232,927
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.44%(1)
14	Type of Reporting Person PN

_____________________
(1)	Based on 503,419,919 Shares outstanding as of November 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown VII Company LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,232,927
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,232,927
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,232,927
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.44%(1)
14	Type of Reporting Person PN

_____________________
(1)	Based on 503,419,919 Shares outstanding as of November 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown VII Associates LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,232,927
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,232,927
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,232,927
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.44%(1)
14	Type of Reporting Person OO

_____________________
(1)	Based on 503,419,919 Shares outstanding as of November 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown Energy Partners VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 3,445,636
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,445,636
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,445,636
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.68%(1)
14	Type of Reporting Person PN

_____________________
(1)	Based on 503,419,919 Shares outstanding as of November 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown VIII Company LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 3,445,636
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,445,636
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,445,636
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.68%(1)
14	Type of Reporting Person PN

_____________________
(1)	Based on 503,419,919 Shares outstanding as of November 12, 2019.

CUSIP No. 03676B 102

1	Name of Reporting Person Yorktown VIII Associates LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 3,445,636
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,445,636
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,445,636
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.68%(1)
14	Type of Reporting Person OO

_____________________
(1)	Based on 503,419,919 Shares outstanding as of November 12, 2019.

CUSIP No. 03676B 102

This Amendment No. 3 amends and supplements the Schedule 13D relating to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Antero Midstream Corporation, a Delaware corporation (the “Issuer”), filed on March 15, 2019, as amended by Amendment No. 1 thereto filed on May 24, 2019, as amended further by Amendment No. 2 thereto filed on September 9, 2019 (the “Schedule 13D”). On March 12, 2019, the Issuer was formed as a result of the conversion of Antero Midstream GP LP (“AMGP”) from a limited partnership to a corporation under the laws of the State of Delaware. Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following paragraphs:

On November 12, 2019, the WP X O&G Funds sold all of their 22,965,437 Shares, Yorktown VII sold 1,179,537 Shares and Yorktown VIII sold 1,820,463 Shares in a registered offering and at a price of $6.52 per Share pursuant to the Underwriting Agreement dated November 6, 2019 by and among the Issuer, Yorktown VII, Yorktown VIII, and certain funds affiliated with Warburg Pincus LLC (together with Yorktown VII and Yorktown VIII, the “Selling Stockholders”) and Barclays Capital Inc. (the “Underwriting Agreement”). As a result of such sale, the Reporting Persons and the Warburg Entities ceased to beneficially own more than five percent of the outstanding voting securities of the Issuer and the Reporting Persons are no longer subject to the terms of the Stockholders’ Agreement nor part of any deemed Section 13(d) group in connection with the Stockholders’ Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 shall be amended and restated as follows:.

(a)-(b) As a result of the transaction disclosed in Item 4 herein, the Reporting Persons have ceased to beneficially own more than five percent of the outstanding common stock of the Issuer and no longer have sole or shared power to vote, direct the vote, dispose or direct the disposition of more than five percent of the outstanding common stock of the Issuer, and therefore their obligation to file further amendments to this statement has terminated.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in shares of common stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) On November 12, 2019, pursuant to the Underwriting Agreement, Yorktown VII sold 1,179,537 Shares, Yorktown VIII sold 1,820,463 Shares and the WP X O&G Funds sold all remaining Shares owned by them, each such sale in a registered offering and at a price of $6.52 per Share, and as a result of such sale, each of the Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock of the Issuer pursuant to any deemed Section 13(d) group in connection with the Stockholders’ Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Underwriting Agreement, dated November 6, 2019, by and among the Issuer, the Selling Stockholders and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on November 12, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

YORKTOWN ENERGY PARTNERS VII, L.P.

By: Yorktown VII Company LP, its general partner
By: Yorktown VII Associates LLC, its general partner

By:	/s/ Robert A. Signorino	Date:	November 13, 2019
Name: Robert A. Signorino
Title: Managing Member

YORKTOWN VII COMPANY LP
By: Yorktown VII Associates LLC, its general partner

By:	/s/ Robert A. Signorino	Date:	November 13, 2019
Name: Robert A. Signorino
Title: Managing Member

YORKTOWN VII ASSOCIATES LLC

By:	/s/ Robert A. Signorino	Date:	November 13, 2019
Name: Robert A. Signorino
Title: Managing Member

YORKTOWN ENERGY PARTNERS VIII, L.P.

By: Yorktown VIII Company LP, its general partner
By: Yorktown VIII Associates LLC, its general partner

By:	/s/ Robert A. Signorino	Date:	November 13, 2019
Name: Robert A. Signorino
Title: Managing Member

YORKTOWN VIII COMPANY LP

By: Yorktown VIII Associates LLC, its general partner

By:	/s/ Robert A. Signorino	Date:	November 13, 2019
Name: Robert A. Signorino
Title: Managing Member

YORKTOWN VIII ASSOCIATES LLC

By:	/s/ Robert A. Signorino	Date:	November 13, 2019
Name: Robert A. Signorino
Title: Managing Member